VF 3-6-03

** AH 2/25/2003

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2003
WASH, D.C. 181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A[redacted]
PART III

03002800

SEC FILE NUMBER
8- 49649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independence Planning Corp., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Hilltop Road, Suite 1004
(No. and Street)

Ramsey	NJ	07446
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Laurent (201) 327-2331
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wiss & Company, LLP
(Name – *if individual, state last, first, middle name*)

354 Eisenhower Parkway,	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PS 3/11

OATH OR AFFIRMATION

I, Arthur Laurent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independence Planning Corp., Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Arthur J Laurent
Signature

President
Title

KAREN L. BANDSTRA
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES 3/13/07

Karen L Bandstra
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENCE PLANNING CORP., INC.

FINANCIAL REPORT
DECEMBER 31, 2002

WISS

Accountants.
Consultants.
Solutions.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Independence Planning Corp., Inc.

We have audited the accompanying statements of financial condition of Independence Planning Corp., Inc. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independence Planning Corp., Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wiss & Company

WISS & COMPANY, LLP

Livingston, New Jersey
January 14, 2003

INDEPENDENCE PLANNING CORP., INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
ASSETS	2002	2001
Cash	$ 7,449	$ 5,872
Due from brokers	3,371	3,438
Money market funds	5,926	7,507
Marketable securities, at market value	8,300	15,060
Prepaid expenses	2,682	1,380
Other assets	217	641
	$ 27,945	$ 33,898
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$ -	$ 1,200
State income taxes payable	800	217
Due to Parent	-	892
	800	2,309
STOCKHOLDER'S EQUITY:		
Common stock, no par value:		
Authorized 1,000 shares, issued and		
outstanding 100 shares at stated value	1,000	1,000
Paid-in capital	50,310	50,310
Retained earnings (deficit)	(24,165)	(19,721)
Total Stockholder's Equity	27,145	31,589
	$ 27,945	$ 33,898

See accompanying notes to financial statements.

INDEPENDENCE PLANNING CORP., INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2002	2001
REVENUE:		
Commissions	$ 223,242	$ 186,050
Investment income (loss)	(1,815)	385
	221,427	186,435
OPERATING EXPENSES:		
Salaries	169,000	-
Payroll taxes	8,546	-
Advertising and marketing	8,060	295
Commissions	2,468	1,031
Telephone	785	1,038
Office expense	3,438	804
Insurance	3,073	1,908
Regulatory fees	4,083	2,727
Licenses expense	1,015	460
Professional fees	15,400	2,375
Contributions	700	-
Entertainment	3,202	-
Employee benefits	5,070	-
Management fees - Parent	-	171,900
Miscellaneous	920	420
Amortization	-	2,310
	225,760	185,268
INCOME (LOSS) BEFORE INCOME TAXES	(4,333)	1,167
INCOME TAXES	111	517
NET INCOME (LOSS)	$ (4,444)	$ 650

See accompanying notes to financial statements.

INDEPENDENCE PLANNING CORP., INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Shares	Stated Value	Paid-in Capital	Retained Earnings (Deficit)
BALANCES, DECEMBER 31, 2000	100	$ 1,000	$ 50,310	$ (20,371)
YEAR ENDED DECEMBER 31, 2001 - Net income	-	-	-	650
BALANCES, DECEMBER 31, 2001	100	1,000	50,310	(19,721)
YEAR ENDED DECEMBER 31, 2002 - Net loss	-	-	-	(4,444)
BALANCES, DECEMBER 31, 2002	100	$ 1,000	$ 50,310	$ (24,165)

See accompanying notes to financial statements.

INDEPENDENCE PLANNING CORP., INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2002	Year Ended December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (4,444)	$ 650
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Amortization	-	2,310
Changes in operating assets and liabilities:		
Due from brokers	67	491
Investment in securities	6,760	(74)
Prepaid expenses	(1,302)	(302)
Other assets	424	-
Accounts payable and accrued expenses	(1,200)	(378)
State income taxes payable	583	(47)
Due to parent	(892)	142
Net cash flows from operating activities	(4)	2,792
CASH FLOWS FROM INVESTING ACTIVITIES:		
Money market funds	1,581	(270)
NET CHANGE IN CASH	1,577	2,522
CASH, BEGINNING OF YEAR	5,872	3,350
CASH, END OF YEAR	$ 7,449	$ 5,872
SUPPLEMENTAL CASH FLOW INFORMATION:		
Income taxes paid	$ 328	$ 47

See accompanying notes to financial statements.

INDEPENDENCE PLANNING CORP., INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature of the Business and Summary of Significant Accounting Policies:

Nature of the Business – Independence Planning Corp. Inc. (the "Company") is a New Jersey corporation that is a wholly-owned subsidiary of Arthur J. Laurent, CPA, PC formally Laurent & Barney, PC (Parent). The Company is a registered broker dealer that sells mutual fund shares and provides investment advisory services to individuals located principally in New Jersey and New York.

Marketable Securities – Marketable securities are valued at fair market value.

Income Recognition – The Company receives commissions from sale of investment company shares to the general public. It also receives commissions from the sale of insurance company products including fixed and variable annuities, life insurance, and long-term care insurance. The commissions are recorded as the related sales are consummated.

Estimates and Uncertainties – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Pension Plan – The Company established in January 2002 an IRA simple plan to benefit an employee. The Company contributes 3% of the employee's contributions, which totaled $5,070 in 2002.

Note 2 – Marketable Securities:

Marketable securities owned at December 31, 2002 consist of the following:

500 common shares of Nasdaq Market, Inc.	$ 5,000
*300 warrants of Nasdaq Market, Inc.	3,300
	$ 8,300

* No quoted market value exists for these securities. In management's opinion, the best estimation of fair market value of these securities is cost.

Note 3 – Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company has net capital of $20,078, which was $15,078 in excess of required net capital of $5,000. The Company's net capital ratio was .04 to 1.

Note 4 – Income Taxes:

The Company files a consolidated federal income tax return with its Parent. The Company reimburses its Parent for federal income taxes as if the Company were filing on a separate company basis.

For federal and state income tax purposes, the Company has a $17,015 capital loss carryover offsetable against future capital gains.

Schedule 1

INDEPENDENCE PLANNING CORP., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2002	December 31, 2001
NET CAPITAL -		
Total stockholder's equity qualified for net capital	$ 27,145	$ 31,589
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Prepaid expenses	2,683	1,380
Other assets	217	641
Investment in Nasdaq Market, Inc. securities	3,300	9,800
Total deductions and/or charges	6,200	11,821
Net capital before haircuts on securities positions	20,945	19,768
Haircuts:		
Security held as investment	750	789
Money market fund held as investment	117	150
	800	939
NET CAPITAL	$ 20,145	$ 18,829
AGGREGATE INDEBTEDNESS	$ 868	$ 2,309
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT – 6-2/3% of aggregate indebtedness or $5,000 whichever is greater	$ 5,000	$ 5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 15,145	$ 13,829
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.04 to 1	.12 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART IIA OF FORM X - 17A - 5 AS OF DECEMBER 31, 2002, AS AMENDED		
Net capital as reported in Company's Part II Focus Report	$ 20,078	$ 18,829
Net capital per above	20,078	18,829
Difference	$ -	$ -

See accompanying notes to financial statements.

WISS
Accountants.
Consultants.
Solutions.

ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Independence Planning Corp., Inc.

In planning and performing our audit of the financial statements of Independence Planning Corp., Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and various state regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wiss & Company

WISS & COMPANY, LLP

Livingston, New Jersey
January 14, 2003